Exhibit 99.1

PRESS RELEASE

AerCap Announces Multiple New Financing Facilities
Totaling $366 Million

Amsterdam, The Netherlands; December 20, 2010 – AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it had entered into several debt facility agreements totaling $366 million.

Four separate facilities totaling $291.3 million providing debt financing for a total of ten aircraft have been provided by Private Export Funding Corporation, which benefits from the guarantee of the Export Import Bank of the United States, DBS Bank of Singapore and Chinatrust Commercial Bank of Taiwan, DVB Bank, and Norddeutsche Landesbank Girozentrale.

Two further separate facilities for general corporate purposes totaling $75 million have been provided by KKR Asset Management/KKR Capital Markets and Citi.

About AerCap

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com